SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2003

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

18 December 2003	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Receives Extension for Cable Companies Merger by the Israeli Antitrust Director General

NETANYA, Israel –December 18, 2003 –Matav-Cable Systems Media Ltd. (Nasdaq: MATV) announced today that the Israeli Antitrust Director General has issued an amendment to its previous approval of the merger of the three Israeli Cable operators from April 22, 2002. According to the amendment, the cable operators have an extension until December 15, 2004 to complete the merger.

The Antitrust Approval from April 22, 2002 determines that the merged entity will conduct its activities through two separate companies: a broadcasting company and a cable infrastructure company, both under the same control. According to the Antitrust’s present amendment (inter alia):

•	The infrastructure company will be required to begin providing fixed telephony services over the cable infrastructure not later than November 20th, 2004, and thereafter it will have to provide its services subject to predetermined milestones.

•	The total investments by the infrastructure company for fixed telephony services will be at least NIS350 million (approximately US$80 million), and will be invested over a period of three years: Until June 31, 2004, investments will reach at least NIS 105 million. Until June 31, 2005, additional investments will reach at least NIS 140 million. Until June 31, 2006, additional investments will reach at least NIS 105 million.

Matav’s share in these investments will be approximately 26.5%.

Concurrently thereafter the three Israeli Cable Operators have received from the Israeli Antitrust Director General an exemption from an Approval of a Restrictive Arrangement in relation to the cooperation between them (the “Exemption”). The terms of the Exemption allow the Cable Companies to continue the cooperation in their multi-channel TV broadcasting operations, including marketing, content acquisition and content production. They will also be allowed to cooperate in building infrastructure and in providing fix line telecommunication services including access to internet over cable and telephony.

The Exemption is granted for a period of one year, until December 15, 2004. In the event that the three Israeli Cable Companies would not complete the merger by that time they will have to cease from cooperation among themselves.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include approximately 5.3 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:
      Ori Gur-Arieh, Counsel
      Matav Cable Systems
      Telephone: +972-9-860-2261

      Ayelet Shaked Shiloni
      Integrated IR
      Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
      E-Mail: ayelet@integratedir.com